Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2012

Name of Subsidiary	Country or State of Incorporation
ADTRAN Networks Pty. Ltd.	Australia
ADTRAN International, Inc.	Delaware
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Europe Limited	United Kingdom
ADTRAN Canada, Inc.	Canada
ADTRAN Networks Canada, Inc.	Canada
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Singapore Pte. Ltd.	Singapore
Bluesocket Inc.	Delaware
ADTRAN Networks Worldwide, Inc.	Delaware
ADTRAN Peru S.R.L.	Peru
ADTRAN GmbH	Germany
ADTRAN Networks Comunicações Ltda.	Brazil
ADTRAN d.o.o.	Croatia
ADTRAN Oy	Finland
ADTRAN M.E.P.E.	Greece
ADTRAN Networks India Private Limited	India
ADTRAN Holdings Ltd.	Israel
ADTRAN S.R.L.	Italy
ADTRAN K.K.	Japan
ADTRAN Sp. z.o.o.	Poland
ADTRAN, Unipessoal Lda.	Portugal
ADTRAN LLC	Russia
ADTRAN s.r.o.	Slovakia
ADTRAN Switzerland GmbH	Switzerland